SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Acceleron Pharma Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00434H108
(CUSIP Number)

Scott Epstein
Avoro Capital Advisors LLC
110 Greene Street, Suite 800
New York, NY 10012
(212) 937-4970

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00434H108	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON AVORO CAPITAL ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,476,100 shares of Common Stock (including options to purchase 476,100 shares of Common Stock)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,476,100 shares of Common Stock (including options to purchase 476,100 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,476,100 shares of Common Stock (including options to purchase 476,100 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 00434H108	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON BEHZAD AGHAZADEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,476,100 shares of Common Stock (including options to purchase 476,100 shares of Common Stock)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,476,100 shares of Common Stock (including options to purchase 476,100 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,476,100 shares of Common Stock (including options to purchase 476,100 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00434H108	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Acceleron Pharma Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 128 Sidney Street, Cambridge, MA 02139.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by Avoro Capital Advisors LLC, a Delaware limited liability company (the "Investment Manager"), and Behzad Aghazadeh ("Dr. Aghazadeh," and together with the Investment Manager, the "Reporting Persons"). Dr. Aghazadeh serves as the portfolio manager and controlling person of the Investment Manager.

(b)	The address of the business office of each of the Reporting Persons is 110 Greene Street, Suite 800, New York, NY 10012.

(c)	The Investment Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended and is engaged in the business of providing investment advisory and management services to investment funds and to individually managed accounts for institutional and other clients. The principal business of Mr. Aghazadeh is to serve as portfolio manager and controlling person of the Investment Manager.

(d)	None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Investment Manager is a Delaware limited liability company. Dr. Aghazadeh is a United States citizen.

CUSIP No. 00434H108	SCHEDULE 13D	Page 5 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 4,476,100 shares of Common Stock reported herein (including call options to purchase 476,100 shares of Common Stock) are held on behalf of accounts managed by the Investment Manager ("Accounts") and by Avoro Life Sciences Fund LLC, a Delaware limited liability company (the "Fund"), and were acquired by the Investment Manager for an aggregate purchase price of approximately $505,461,609 including brokerage commissions, using the cash reserves of the Fund and Accounts.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On September 29, 2021, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Merck Sharp & Dohme Corp., a New Jersey corporation ("Merck") and Astros Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Merck ("Purchaser"), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will commence a tender offer (the "Offer") for all of the issued and outstanding Common Stock in exchange for $180.00 per share of Common Stock. If certain conditions to the Merger Agreement are satisfied and the Offer closes, Merck would acquire any remaining Common Stock by a merger of Purchaser with and into the Issuer, with the Issuer being the surviving corporation (the "Merger").

On September 30, 2021, the Reporting Persons issued a press release (the "Press Release") expressing their belief that the Merger consideration drastically undervalues the value of the Common Stock and a proposed sale at the current tender offer is not in the best interests of all shareholders. The foregoing description of the Press Release is qualified in its entirety by reference to the Press Release, a copy of which is included as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons may engage in discussions with management, the Board of Directors of the Issuer (the "Board"), other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the matters set forth in the Press Release.

CUSIP No. 00434H108	SCHEDULE 13D	Page 6 of 9 Pages

The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, the matters set forth above. The Reporting Persons may communicate with management and the Board about the foregoing and may communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in short selling of or any hedging or similar transactions with respect to the Securities. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 60,900,521 shares of Common Stock outstanding as of July 31, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed by the Issuer with the SEC on August 5, 2021.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	All information concerning transactions in the Common Stock effected by the Reporting Persons during the past 60 days is set forth in Annex A hereto and is incorporated by reference herein.

CUSIP No. 00434H108	SCHEDULE 13D	Page 7 of 9 Pages

(d)	See Item 3. The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Fund and Accounts own an aggregate of (i) 417 call option contracts with an exercise price of $180 and an expiration date of October 15, 2021 and (ii) 4,344 call option contracts with an exercise price of $200 and an expiration date of October 15, 2021.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein and in Item 4 above, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	EXHIBITS

Exhibit	Description

1	Press Release, dated September 30, 2021.

2	Joint Filing Agreement, dated October 5, 2021.

CUSIP No. 00434H108	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 2021

Avoro Capital Advisors LLC

/s/ Scott Epstein
Name:	Scott Epstein
Title:	Chief Financial Officer & Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH

CUSIP No. 00434H108	SCHEDULE 13D	Page 9 of 9 Pages

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following table set forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/6/2021	10,000	124.35
9/21/2021	5,000	141.84
9/21/2021	10,000	147.56
9/24/2021	(5,000)	169.02
9/29/2021	80,000	180.68
9/29/2021	100,000	179.37
9/29/2021	100,000	177.45
9/29/2021	200,000	176.20
9/30/2021	500,000	174.85

EXHIBIT 1

Press Release

Avoro Capital Believes Proposed Acquisition of Acceleron Pharma by Merck Undervalues Acceleron Pharma

Proposed 38% Premium Ranks Much Lower Than Average Premium of Approximately 89% for Comparable Biopharma Transactions since 2020

Believes Acceleron Has Significant Momentum Given Recent Positive Data for Sotatercept Drug Candidate

NEW YORK – September 30, 2021 – Avoro Capital, a long-term and collaborative investor in life sciences and biotechnology companies, beneficially owns approximately 7% of Acceleron Pharma Inc. (Nasdaq: XLRN) ("Acceleron", "XLRN" or the "Company") together with certain of its affiliates and managed funds ("Avoro," "we" or "us"), making it one of the Company's most significant shareholders. Avoro today issued the following statement:

Despite the fact that Avoro believes that Acceleron's management team has done an excellent job at creating value for shareholders and that the Company has great potential, we do not view the proposed sale of Acceleron to Merck & Co. Inc. (NYSE: MRK) ("Merck") for $180 per share (the "Merger") as being in the best interests of all Acceleron shareholders.

Avoro believes that, first and foremost, the Merger consideration drastically undervalues XLRN. At present, treatment options for patients with pulmonary arterial hypertension (PAH) remain limited to vasodilator therapies that do not address the underlying pathophysiology of the disease. Sotatercept, Acceleron's novel ligand trap designed to rebalance BMPR2 signaling, is currently being investigated in phase 3 clinical trials. Recent data suggests that sotatercept will be the first disease-modifying agent available to patients suffering from PAH, which has led to the granting of Breakthrough Therapy Designation by the FDA and PRIME Designation by the EMA.

While we believe Merck is a tremendous company and ultimately could be a good partner to maximize the value of sotatercept and the rest of Acceleron's pipeline for both patients and shareholders, we do not believe a transaction makes sense right now at the current valuation proposed by Merck.

In particular, this transaction premium of approximately 38% would rank at the very bottom of the 19 comparable transactions in the biopharmaceuticals sector since the beginning of 2020, during which premiums have averaged approximately 89%.1

Based on our initial conversations with other market participants, it seems that the justification for the transaction and the price has been that this was the highest premium available. That answer simply raises an even more pertinent question: why sell now at such a price?

We believe there should be no urgency to sell at a low price now since the value of the Company will only increase as additional clinical trial data is released. Based on our own analysis and that of other prominent scientific observers, we have full confidence that Acceleron's pipeline will continue to perform well and only further demonstrate the value of the Company.

While we do not typically comment publicly, we feel incredibly strongly that this transaction if allowed to proceed would do a disservice to XLRN shareholders.

______________________

1 Criteria was US based-public, BioPharma M&A deals >$1B (excluding SPACs) – Source: Bloomberg

We look forward to engaging constructively with Acceleron management, as well as our fellow investors, in order to hear other perspectives and to further articulate our rationale in the hope that we can be part of identifying a better path forward.

Media Contact

Sloane & Company
Dan Zacchei / Joe Germani
dzacchei@sloanepr.com / jgermani@sloanepr.com

About Avoro Capital L.P.

Avoro Capital L.P., is the parent of Avoro Capital Advisors LLC ("Avoro Capital Advisors") and Avoro Ventures LLC ("Avoro Ventures").  Avoro Capital Advisors is an SEC-registered investment manager located in New York City, investing in public and private equity companies focused primarily on life sciences and biotechnology. Managing Partner, Behzad Aghazadeh PhD, has over 25 years of experience spent in scientific research, healthcare consulting, institutional investment and executive leadership within the healthcare sector, and is supported by a team of seasoned professionals with advanced medical and scientific backgrounds, and extensive investment experience in the biopharmaceutical industry.

Important Information

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Acceleron or any other securities, nor is it a substitute for the tender offer materials described herein. At the time the planned tender offer is commenced, Avoro anticipates that a tender offer statement on Schedule (TO), including an offer to purchase, a letter of transmittal and related documents, will be filed by Merck and Astros Merger Sub, Inc., a wholly-owned subsidiary of Merck, with the Securities and Exchange Commission (the "SEC"), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Acceleron with the SEC. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by such parties with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders are advised to read these documents, any amendments thereto as well as any other documents relating to the tender offer and Merger, when they become available, as they contain important information.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates", "plans", "will be" and similar expressions. These forward-looking statements include, without limitation, statements regarding the planned completion of the transactions contemplated by the Merger. Although Avoro believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Avoro, Merck or Acceleron, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties are enumerated in Acceleron's public filings and recent public communications regarding the Merger by Acceleron and Merck. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the SEC made by Merck and Acceleron, including those listed under "Risk Factors" in Merck's annual reports on Form 10-K and quarterly reports on Form 10-Q and Acceleron's annual reports on Form 10-K and quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Avoro does not undertake any obligation to update or revise any forward-looking information or statements.

EXHIBIT 2

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: October 5, 2021

Avoro Capital Advisors LLC

/s/ Scott Epstein
Name:	Scott Epstein
Title:	Chief Financial Officer & Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH